

Mail Stop 7010

March 31, 2009

<u>**via U.S. mail and facsimile**</u>

Ira G. Boots, CEO
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

       RE: **Berry Plastics Corporation**
             Form 10-K for the Fiscal Year Ended September 27, 2008
             Filed December 16, 2008
             Form 10-Q for the Fiscal Quarter Ended December 27, 2008
             File No. 33-75706-01

Dear Mr. Boots:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                       Sincerely,

                       Terence O'Brien
                       Accounting Branch Chief